Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to _______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 25
Exhibit Index on Page: 23

REQUIRED INFORMATION

See the attached Financial Statements with Auditors' Report for The Progressive Retirement Security Program, for the years ended December 31, 2008 and 2007.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RSP Administrative Committee, as Administrator of
The Progressive Retirement Security Program

By: Robert W. Hein

Name: Robert Hein

Title: Committee Member

Date: June 23, 2009

THE PROGRESSIVE RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2008 and 2007

INDEX

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 17
Supplemental Schedule:	
Schedule of Assets Held for Investment Purposes at End of Year	18

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Progressive Retirement Security Program

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2008 and 2007, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 2008, the Plan adopted Statement of Accounting Standards #157 (Fair Value Measurements.)

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden + Moore, Ltd.
MEADEN & MOORE, LTD.
Certified Public Accountants

June 23, 2009
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	December 31	
	2008	2007
ASSETS		
Pending trade settlement	**$ 295**	$ 780
Investments, at Fair Value:		
The Progressive Corporation Common Shares (cost: $328,532 and $322,394)	**389,051**	514,268
Other investments (cost: $925,615 and $860,438)	**730,591**	944,919
	1,119,642	1,459,187
Participant Loans	**29,718**	28,712
Net Assets Available for Benefits at Fair Value	**1,149,655**	1,488,679
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**6,474**	1,160
Net Assets Available for Benefits	**$ 1,156,129**	$ 1,489,839

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2008	2007
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 58,441**	$ 51,711
Participants'	**88,200**	85,964
Rollovers	**2,319**	4,694
	148,960	142,369
Investment Income:		
Net appreciation in fair value of other investments	**-**	2,117
Dividends on The Progressive Corporation Common Shares	**3,886**	50,829
Interest and other dividends	**30,236**	56,738
	34,122	109,684
Total Additions	**183,082**	252,053
Deductions from Net Assets Attributed to:		
Net depreciation in fair value of The Progressive Corporation Common Shares	**111,945**	129,979
Net depreciation in fair value of other investments	**289,163**	-
Benefits paid to participants	**115,263**	115,427
Other expenses	**421**	405
Total Deductions	**516,792**	245,811
Net Increase/(Decrease)	**(333,710)**	6,242
Net Assets Available for Benefits:		
Beginning of Year	**1,489,839**	1,483,597
End of Year	**$ 1,156,129**	$ 1,489,839

See accompanying notes.

1 Description of the Plan

The Progressive Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long Term Savings Plan

General:

The LTSP is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee.")

Contributions:

Plan participants may contribute to the LTSP, on a pretax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under Federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2008 and 2007, were $1,006,378 and $1,351,131, respectively.

As of December 31, 2008 and 2007, total accumulated forfeiture balances were $602,562 and $569,733, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2008 and 2007, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $2,500,000, respectively.

Investment Options for Company Match:

Company-matching contributions are invested according to participants' elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

1 Description of the Plan, Continued

Participant Loans, Continued:

New loans carry an interest rate of 1% above the prime rate at the inception of the loan. This rate is adjusted quarterly for new loans. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant's account for each new loan.

Loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service, has 1,000 hours of service within a service year and has attained age twenty-one (21).

1 Description of the Plan, Continued

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

Vesting:

Effective January 1, 2007, Progressive adopted a new vesting schedule for SDRP. SDRP contributions made before January 1, 2007 and any earnings on those contributions become 100% vested after completing 5 full years of service. SDRP contributions made after December 31, 2006 and any earnings on those contributions become 100% vested after 3 full years of service.

Company contributions fully vest if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2008 and 2007 were $614,257 and $1,162,871, respectively.

As of December 31, 2008 and 2007, total accumulated forfeiture balances were $258,451 and $622,107, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2008 and 2007, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $2,500,000, respectively.

2 Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP.")

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investment in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third-party. Fidelity Management Trust Company ("FMTC") seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principle and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. Units of the portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, continued:

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2008 and 2007, was $159,537,714 and $153,001,713, respectively. The average yield and crediting interest rate was approximately 3.48% for 2008 and 4.67% for 2007. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2008 or 2007.

The fair value of the wrapper investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust's assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

2 Summary of Significant Accounting Policies, Continued

Fair Value:

During 2008, the Plan adopted SFAS 157, "Fair Value Measurements," which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements.

In accordance with SFAS 157, we have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments at the measurement date (e.g., U.S. Government securities and active exchange-traded equity securities).

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain corporate and municipal bonds and certain preferred stocks). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the reporting entity's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments.)

2 Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

The composition of the investment portfolio as of December 31 was:

Description	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 532,006,933	$ 532,006,933	$ -	$ -
Common Stock	399,634,264	399,634,264	-	-
Common/Collective Trusts	159,537,714	-	159,537,714	-
Money Market	27,266,489	27,266,489	-	-
Participant Loans	29,717,859	-	-	29,717,859
Certificates of Deposit	882,023	882,023	-	-
Unitized Investment Funds	269,118	-	269,118	-
Corporate Bonds	24,838	-	24,838	-
Preferred Stock	17,013	17,013	-	-
Rights/Warrants/Options	3,361	3,361	-	-
Total	$1,149,359,612	$ 959,810,083	$ 159,831,670	$ 29,717,859

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Loans	Total
Beginning of Year	$ 28,711,688	$ 28,711,688
Unrealized gains/(losses)	-	-
Purchases, settlements, net	1,006,171	1,006,171
End of Year	$ 29,717,859	$ 29,717,859

2 Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Description	12/31/2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$ 757,415,709	$ 757,415,709	$ -	$ -
Common Stock	527,795,680	527,795,680	-	-
Common/Collective Trusts	153,001,713	-	153,001,713	
Money Market	20,966,390	20,966,390	-	-
Participant Loans	28,711,688	-	-	28,711,688
Certificates of Deposit	2,000	2,000	-	-
Corporate Bonds	5,162	-	5,162	-
Preferred Stock	0	0	-	-
Rights/Warrants/Options	331	331	-	-
Total	$1,487,898,673	$1,306,180,110	$ 153,006,875	$ 28,711,688

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Loans	Total
Beginning of Year	$ 26,740,918	$ 26,740,918
Unrealized gains/(losses)	-	-
Purchases, settlements, net	1,970,770	1,970,770
End of Year	$ 28,711,688	$ 28,711,688

2 Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

3 Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

3 Participant Accounts, Continued

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Total Number of Shares	Net Asset Share Values
2008		
Vanguard Target Retirement Income Fund	341,846.73	9.52
Vanguard Target Retirement 2005 Fund	92,081.68	9.69
Vanguard Target Retirement 2010 Fund	416,809.73	17.61
Vanguard Target Retirement 2015 Fund	319,905.42	9.55
Vanguard Target Retirement 2020 Fund	864,010.79	16.57
Vanguard Target Retirement 2025 Fund	619,784.67	9.27
Vanguard Target Retirement 2030 Fund	1,643,692.84	15.54
Vanguard Target Retirement 2035 Fund	770,043.60	9.25
Vanguard Target Retirement 2040 Fund	725,419.25	15.13
Vanguard Target Retirement 2045 Fund	345,836.44	9.57
Vanguard Target Retirement 2050 Fund	82,193.60	15.18
Fidelity Retirement Money Market Portfolio	27,266,489.13	1.00
Fidelity Managed Income Portfolio II-Class 3	166,011,813.32	1.00
Fidelity U.S. Bond Index Fund	5,106,125.85	10.79
Oakmark Equity and Income Fund-Class 1	2,804,910.93	21.56
Vanguard Value Index Fund-Institutional	919,750.21	16.08
American Beacon Small Cap Value-Plan Ahead	962,278.25	11.52
Vanguard Institutional Index Fund	1,321,023.21	82.54
Fidelity Low-Priced Stock Fund	1,974,117.66	23.12
Fidelity Mid-Cap Stock Fund	2,498,508.56	15.61
Wasatch Small Cap Growth Fund	503,244.72	20.60
Fidelity Diversified International Fund	3,324,928.63	21.51
Vanguard Total International Stock Index	631,680.97	10.79
Vanguard Mid-Cap Index-Institutional	240,014.63	11.82
Vanguard Small-Cap Index-Institutional	112,881.61	20.40
Vanguard Growth Index-Institutional	253,384.27	20.30
The Progressive Corporation Stock Fund	26,269,509.97	14.81

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2007		
Vanguard Target Retirement Income Fund	243,000.62	11.13
Vanguard Target Retirement 2005 Fund	40,618.96	12.02
Vanguard Target Retirement 2010 Fund	406,642.80	23.06
Vanguard Target Retirement 2015 Fund	284,552.39	13.06
Vanguard Target Retirement 2020 Fund	831,923.32	23.47
Vanguard Target Retirement 2025 Fund	432,803.18	13.72
Vanguard Target Retirement 2030 Fund	1,412,524.20	23.86
Vanguard Target Retirement 2035 Fund	486,065.64	14.62
Vanguard Target Retirement 2040 Fund	527,394.73	23.77
Vanguard Target Retirement 2045 Fund	75,229.45	15.09
Vanguard Target Retirement 2050 Fund	28,682.39	23.86
Fidelity Retirement Money Market Portfolio	20,966,389.84	1.00
Fidelity Managed Income Portfolio II-Class 3	154,161,716.83	1.00
Fidelity U.S. Bond Index Fund	4,176,709.04	10.89
Oakmark Equity and Income Fund-Class 1	2,287,539.43	26.88
Vanguard Value Index Fund-Institutional	842,331.50	25.94
American Beacon Small Cap Value-Plan Ahead	878,843.92	17.22
Fidelity Dividend Growth Fund	2,854,395.07	29.40
Vanguard Institutional Index Fund	718,941.54	134.14
Fidelity Low-Priced Stock Fund	1,789,514.54	41.13
Fidelity Mid-Cap Stock Fund	2,569,825.10	29.24
Wasatch Small Cap Growth Fund	474,356.00	35.41
Fidelity Diversified International Fund	3,367,975.90	39.90
Vanguard Total International Stock Index	420,935.43	19.89
Vanguard Mid-Cap Index-Institutional	118,824.82	20.76
Vanguard Small-Cap Index-Institutional	48,834.69	32.60
Vanguard Growth Index-Institutional	96,191.10	33.23
The Progressive Corporation Stock Fund	26,840,707.39	19.16

4 Investments

Participants can invest in any of the options offered under the Plan.

The following investments individually represent 5% or more of the Plan's net assets available for benefits as of December 31:

	2008	2007
Fidelity Managed Income Portfolio II-Class 3	**$ 166,011,813**	$ 154,161,717
Oakmark Equity & Income I	**$ 60,473,880**	$ 61,489,060
Vanguard Institutional Index Fund	**$ 109,037,255**	$ 96,438,818
Fidelity Diversified International Fund	**$ 71,519,215**	$ 134,382,238
The Progressive Corporation Common Shares	**$ 389,051,443**	$ 514,267,954
Fidelity Dividend Growth	**N/A**	$ 83,919,215
Fidelity Mid-Cap Stock	**N/A**	$ 75,141,686

5 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company's common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6 Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8 Subsequent Events

Effective January 1, 2009, The Progressive Retirement Security Program was formally renamed The Progressive 401(k) Plan. As part of this change, the Plan also adopted a safe harbor matching contribution formula with immediate vesting. The formula provides a dollar-for-dollar match on contributions up to 6% of eligible compensation. For highly compensated employees, these matching contributions will be capped at $12,000 annually. The formula allows the Plan to automatically satisfy certain 401(k) nondiscrimination tests required by the Internal Revenue Code.

Also effective January 1, 2009, the Self-Directed Retirement Plan was discontinued, with no additional Company contributions being made. Balances will remain in participants' accounts, and any earnings and dividends will accumulate on a tax-deferred basis. The money in the SDRP will continue to vest and can be transferred/exchanged among the investment options within the Plan.

9 New Accounting Standards

In April 2009, the Financial Accounting Standards Board (FASB) issued the following three final FASB Staff Positions (FSPs): FSP No. FAS 157-4, "Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," and FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments." These FSPs are intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairment of securities and will be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. Plan management did not early adopt these FSPs and is currently evaluating the potential effect of these standards on the Plan's Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i
The Progressive Retirement Security Program
Plan No. 003
EIN 34-0963169
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	1,974,117.66 shares of Fidelity Low-Price Stock Fund	$ 45,641,600
*	Fidelity	3,324,928.63 shares of Fidelity Diversified International Fund	71,519,215
*	Fidelity	2,498,508.56 shares of Fidelity Mid-Cap Stock Fund	39,001,719
*	Fidelity	27,266,489.13 shares of Fidelity Retirement Money Market Portfolio	27,266,489
*	Fidelity	5,106,125.85 shares of Fidelity U.S. Bond Index Fund	55,095,098
* 2	Fidelity	1,842.77 shares of Fidelity Cash Reserves	1,843
* 1	Fidelity	166,011,813.32 shares of Fidelity Managed Income Portfolio II-Class 3	166,011,813
	Brokerage Account	Various Common Stocks	10,582,821
	Brokerage Account	Various Mutual Funds	15,092,489
	Brokerage Account	Various Preferred Stocks	17,013
	Brokerage Account	Various Unitized Investment Funds	269,118
	Brokerage Account	Various Rights/Warrants/Options	3,361
	Brokerage Account	Various Certificates of Deposit	882,023
	Brokerage Account	Various Corporate Bonds	24,838
	American Beacon Advisors	962,278.25 shares of American Beacon Small Cap Value-Plan Ahead Class	11,085,445
	Harris Associates L.P.	2,804,910.931 shares of Oakmark Equity and Income Fund	60,473,880
	The Vanguard Group	919,750.21 shares of Vanguard Value Index Fund-Institutional Class	14,789,583
	The Vanguard Group	631,680.967 shares of Vanguard Total International Stock Fund-Investor Class	6,815,838
	The Vanguard Group	240,014.628 shares of Vanguard Mid-Cap Index Fund-Institutional Class	2,836,973
	The Vanguard Group	112,881.61 shares of Vanguard Small-Cap Index Fund-Institutional Class	2,302,785
	The Vanguard Group	253,384.27 shares of Vanguard Growth Index Fund-Institutional Class	5,143,701
	The Vanguard Group	1,321,023.21 shares of Vanguard Institutional Index Fund	109,037,255
	The Vanguard Group	341,846.73 shares of Vanguard Target Retirement Income Fund	3,254,381
	The Vanguard Group	92,081.68 shares of Vanguard Target Retirement 2005 Fund	892,271
	The Vanguard Group	416,809.73 shares of Vanguard Target Retirement 2010 Fund	7,340,019
	The Vanguard Group	319,905.42 shares of Vanguard Target Retirement 2015 Fund	3,055,097
	The Vanguard Group	864,010.79 shares of Vanguard Target Retirement 2020 Fund	14,316,659
	The Vanguard Group	619,784.67 shares of Vanguard Target Retirement 2025 Fund	5,745,404
	The Vanguard Group	1,643,692.84 shares of Vanguard Target Retirement 2030 Fund	25,542,987
	The Vanguard Group	770,043.60 shares of Vanguard Target Retirement 2035 Fund	7,122,903
	The Vanguard Group	725,419.25 shares of Vanguard Target Retirement 2040 Fund	10,975,593
	The Vanguard Group	345,836.44 shares of Vanguard Target Retirement 2045 Fund	3,309,655
	The Vanguard Group	82,193.60 shares of Vanguard Target Retirement 2050 Fund	1,247,699
	Wasatch Advisors, Inc.	503,244.72 shares of Wasatch Small Cap Growth Fund	10,366,841
			737,064,409
*	The Progressive Corporation	26,269,509.97 shares of Progressive Corporation Common Stock	389,051,443
*	Participant Loans	5% to 9.25% at various maturities; participant account balances as collateral	29,717,859
			$ 1,155,833,711

* Party-in-interest
1 Amount represents contract value
2 Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated June 23, 2009, to incorporate by reference their report dated June 23, 2009	24

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. § 240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

I:\LEGAL\CAH\L090224 (2008 RSP 11-K)\Form11K.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent Accountants, dated June 23, 2009, to incorporate by reference their report dated June 23, 2009

Meaden&Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 File No. 33-51034 and 333-41238) , pertaining to The Progressive Retirement Security Program of our report dated June 23, 2009, with respect to the financial statements of the Progressive Retirement Security Program included in the Annual Report (Form 11-K) for the years ended December 31, 2008 and 2007.

Meaden + Moore, Ltd.

Meaden & Moore, Ltd

Cleveland, Ohio
June 23, 2009

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
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